# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Better Home & Finance Holding Co, CIK 0001835856
CUSIP: 08774B508
Title of class of securities: Class A common stock, par value $0.0001 per share (the "Shares")
Address of issuer's principal executive offices: 1 World Trade Center, 285 Fulton Street, 80th Floor, Suite A, New York, New York (NY), 10007
Date of event which requires filing of this statement: 08/16/2026
Filed by CIK 0001992147
Persons authorized to receive notices and communications: Matthew Maron, 17 Old Kings Highway South, Suite 220, Darien, Connecticut (CT), 06820, 203-489-9080

## Reporting persons
- Steven Sarracino: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 1,290,178; sole dispositive power 0; shared dispositive power 1,290,178; aggregate amount beneficially owned 1,290,178 (8.9% of the class); the aggregate amount excludes certain shares
- Activant Ventures Advisors III, LLC (CIK 0001992147): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,217,972; sole dispositive power 0; shared dispositive power 1,217,972; aggregate amount beneficially owned 1,217,972 (8.4% of the class); the aggregate amount excludes certain shares
- Activant Capital Management, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,217,972; sole dispositive power 0; shared dispositive power 1,217,972; aggregate amount beneficially owned 1,217,972 (8.4% of the class); the aggregate amount excludes certain shares
- Activant Ventures III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 673,960; sole dispositive power 0; shared dispositive power 673,960; aggregate amount beneficially owned 673,960 (4.8% of the class); the aggregate amount excludes certain shares
- Activant Ventures III Opportunities Fund 1, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 142,084; sole dispositive power 0; shared dispositive power 142,084; aggregate amount beneficially owned 142,084 (1.1% of the class); the aggregate amount excludes certain shares
- Activant Ventures III Opportunities Fund 2, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 235,332; sole dispositive power 0; shared dispositive power 235,332; aggregate amount beneficially owned 235,332 (1.7% of the class); the aggregate amount excludes certain shares
- Activant Ventures III Opportunities Fund 3, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 17,350; sole dispositive power 0; shared dispositive power 17,350; aggregate amount beneficially owned 17,350 (0.1% of the class); the aggregate amount excludes certain shares
- Activant Ventures III Opportunities Fund 4, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 27,832; sole dispositive power 0; shared dispositive power 27,832; aggregate amount beneficially owned 27,832 (0.2% of the class); the aggregate amount excludes certain shares
- Activant Ventures III Opportunities Fund 6, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 121,414; sole dispositive power 0; shared dispositive power 121,414; aggregate amount beneficially owned 121,414 (0.9% of the class); the aggregate amount excludes certain shares
- PAVF Holding Company Limited: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 72,206; sole dispositive power 0; shared dispositive power 72,206; aggregate amount beneficially owned 72,206 (0.5% of the class); the aggregate amount excludes certain shares
- Better Voyager Partners Company Limited: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 72,206; sole dispositive power 0; shared dispositive power 72,206; aggregate amount beneficially owned 72,206 (0.5% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share (the "Shares")
Name of issuer: Better Home & Finance Holding Co
Address of issuer's principal executive offices: 1 World Trade Center, 285 Fulton Street, 80th Floor, Suite A, New York, New York (NY), 10007

## Item 2. Identity and Background
Name of person filing:
This Amendment No. 6 ("Amendment No. 6") amends and supplements the original Schedule 13D filed on September 1, 2023 (the "Original Schedule 13D") as amended by Amendment No. 1 to the Original Schedule 13D, filed on October 18, 2023 ("Amendment No. 1"), as further amended by Amendment No. 2 to the Original Schedule 13D, filed on October 2, 2024 ("Amendment No. 2"), as further amended by Amendment No. 3 to the Original Schedule 13D, filed on October 25, 2024 ("Amendment No. 3"), as further amended by Amendment No. 4 to the Original Schedule 13D, filed on June 29, 2026 ("Amendment No. 4"), as further amended by Amendment No. 5 to the Original Schedule 13D, filed on August 14, 2026 ("Amendment No. 5", together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the "Schedule 13D"). Except as provided herein, all Items of the Schedule 13D remain unchanged and this Amendment No. 6 does not modify any information previously reported on the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 6 is being filed by each of Steven Sarracino ("Mr. Sarracino"), a United States citizen, Activant Ventures Advisors III, LLC ("AVA III LLC"), a Delaware limited liability company, Activant Capital Management, LP ("ACM LP"), a Delaware limited partnership, Activant Ventures III, L.P. ("AV III LP"), a Delaware limited partnership, Activant Ventures III Opportunities Fund 1, L.P. ("AV III OPS FUND 1"), a Delaware limited partnership, Activant Ventures III Opportunities Fund 2, L.P. ("AV III OPS FUND 2"), a Delaware limited partnership, Activant Ventures III Opportunities Fund 3, L.P. ("AV III OPS FUND 3"), a Delaware limited partnership, Activant Ventures III Opportunities Fund 4, L.P. ("AV III OPS FUND 4"), a Delaware limited partnership, Activant Ventures III Opportunities Fund 6, L.P. ("AV III OPS FUND 6" and, together with AV III LP, AV III OPS FUND 1, AV III OPS FUND 2, AV III OPS FUND 3 and AV III OPS FUND 4, the "AV III Funds"), a Delaware limited partnership, PAVF Holding Company Limited ("PAVF"), a Cayman Islands company limited by shares and Better Voyager Partners Company Limited ("Better Voyager Partners"), a Cayman Islands company limited by shares (collectively, the "Reporting Persons").

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment No. 6 hereby amends and supplements Item 4 by adding the following thereto:

"On August 16, 2026, Mr. Sarracino on behalf of the Reporting Persons executed a written consent of stockholder in lieu of a meeting, pursuant to Sections 141(k) and 228 of the Delaware General Corporation Law (the "DGCL") and relevant provisions of the Issuer's Bylaws and Amended and Restated Certificate of Incorporation, indicating the Reporting Persons' consent, as the holders of shares of the Issuer's Class A common stock and Class B common stock, to a resolution removing, without cause, each of the following individuals from his position as a director of the Issuer: (i) Harit Talwar; (ii) Arnaud Massenet; (iii) Bhaskar Menon; (iv) Prabhu Narasimhan; and (v) Daniel Lewis. Mr. Sarracino on behalf of the Reporting Persons has authorized the delivery of such written consent to the Issuer. By its terms, such written consent will become effective upon valid delivery to the Issuer, in accordance with Section 228 of the DGCL and the Issuer's Amended and Restated Certificate of Incorporation, of written stockholder consents representing not less than the minimum number of votes that would be necessary to authorize the foregoing action at a meeting of the Issuer's stockholders at which all shares entitled to vote thereon were present and voted."

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days:
This Amendment No. 6 hereby amends and restates Item 5(c) in its entirety, to read as follows:

"There have been no transactions in the Shares by the Reporting Persons since the filing of Amendment No. 5."

## Signatures
- Steven Sarracino: /s/ Steven Sarracino, Steven Sarracino (08/17/2026)
- Activant Ventures Advisors III, LLC: /s/ Steven Sarracino, Manager (08/17/2026)
- Activant Capital Management, LP: /s/ Steven Sarracino, Managing Member of its General Partner (08/17/2026)
- Activant Ventures III, L.P.: /s/ Steven Sarracino, Manager of its General Partner (08/17/2026)
- Activant Ventures III Opportunities Fund 1, L.P.: /s/ Steven Sarracino, Manager of its General Partner (08/17/2026)
- Activant Ventures III Opportunities Fund 2, L.P.: /s/ Steven Sarracino, Manager of its General Partner (08/17/2026)
- Activant Ventures III Opportunities Fund 3, L.P.: /s/ Steven Sarracino, Manager of its General Partner (08/17/2026)
- Activant Ventures III Opportunities Fund 4, L.P.: /s/ Steven Sarracino, Manager of its General Partner (08/17/2026)
- Activant Ventures III Opportunities Fund 6, L.P.: /s/ Steven Sarracino, Manager of its General Partner (08/17/2026)
- PAVF Holding Company Limited: /s/ Steven Sarracino, Director (08/17/2026)
- Better Voyager Partners Company Limited: /s/ Steven Sarracino, Director of its Sole Shareholder (08/17/2026)